Exhibit 99.1

Rogers Acquires 3800 MHz 5G Spectrum Across Canada

Company continues to invest substantially in Canada’s Best and Only National 5G Network with a $475M Purchase Price

TORONTO, November 30, 2023 — Rogers Communications announced today the company has again secured nationwide 5G spectrum, acquiring 3800 MHz in the country’s third 5G spectrum auction to cover Canadians with even more coverage, speed and capacity on Canada’s largest and most reliable 5G network.

“As Canada’s only national network operator, we went into the auction with a clear plan to secure even more nationwide 5G spectrum so we could continue to bring Canadians across the entire nation the best 5G network in the country,” said Tony Staffieri, President and CEO, Rogers. “5G spectrum is about investing in Canada’s future, and we’ve invested significant dollars in each auction to build an unmatched 5G network with a powerful combination of coverage, quality and reliability. There is a reason more Canadians continue to choose Rogers than any other carrier.”

Rogers invested $475 million for 40.5 MHz of 3800 MHz spectrum at $0.32 cents per MHz/POP across 172 regions available under the spectrum auction. The acquired 3800 MHz will complement Rogers industry-leading 3500 MHz 5G spectrum that it currently holds. This spectrum covers not only urban areas, but also includes rural and Indigenous communities across the country.

3800 MHz and 3500 MHz are complementary mid-band spectrum frequencies that provide speed and capacity. 600 MHz is low-band 5G spectrum that carries wireless data across long distances and through dense urban buildings. The combination creates consistent and reliable 5G coverage in both urban and remote areas. Adding 3800 MHz to the national Rogers 5G network will further support consumers and businesses with enterprise mobility, virtual private networks and 5G Wireless Home Internet in rural and remote areas.

Today’s announcement is part of Rogers commitment to bring Canadians the best networks in the world. Rogers reinvests 90% of its profits back into Canada every year. The company has invested over $40 billion since 1985 to build a truly national wireless network serving all Canadians. In 2023, the company was awarded the best and most reliable wireless network in Canada for the fifth year in a row by umlaut, a global leader in independent network benchmarking.

About Rogers Communications Inc.

Rogers is Canada’s leading wireless, cable and media company that provides connectivity and entertainment to Canadian consumers and businesses across the country. Rogers shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For more information, please visit: rogers.com or investors.rogers.com.

For more information:

media@rci.rogers.com

1-844-226-1338